



10029101

SECURI.   ÍON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__1/01/2009__ AND ENDING__12/31/2009__
                                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Execution Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1700 Pacific Avenue, Suite 1400
                                             (No. and Street)

Dallas   TX   75201
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Weingarten   (214) 765-1100
                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
                          (Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000   Dallas   TX   75201
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Dan Weingarten__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Penson Execution Services, Inc.__ _____ , as of __December 31__ _____ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Penson Execution Services, Inc.

Financial Statements
Year Ended December 31, 2009



BDO Seidman, LLP
Accountants and Consultants

Penson Execution Services, Inc.

Contents

BDO®

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report

Stockholder and Board of Directors
Penson Execution Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Execution Services, Inc. (the "Company"), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Execution Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDo Seidman, LLP

Dallas, Texas
February 26, 2010

Penson Execution Services, Inc.
Statement of Financial Condition
December 31, 2009

Assets:

Cash and cash equivalents	$	287,996
Other asset		11,500
TOTAL ASSETS	$	299,496

Liabilities:

Payable to parent	$	97,283

Stockholder's Equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	250,929
Retained deficit	(49,716)
TOTAL STOCKHOLDER'S EQUITY	202,213
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 299,496

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues:		
Interest	$	283
Expenses:		
Write-down of Chicago Stock Exchange membership to fair value		11,500
Net loss	$	(11,217)

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance at December 31, 2008	$ 1,000	$ 250,929	$ (38,499)	$ 213,430
Net loss	—	—	(11,217)	(11,217)
Balance at December 31, 2009	$ 1,000	$ 250,929	$ (49,716)	$ 202,213

See accompanying notes to financial statements.

Penson Execution Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:	
Net loss...	$ (11,217)
Adjustments for non-cash items:	
Write-down of Chicago Stock Exchange membership to fair value.............................	11,500
Net cash provided by operating activities...	283
Net increase in cash...	283
Cash and cash equivalents at beginning of year...	287,713
Cash and cash equivalents at end of year..	$ 287,996

See accompanying notes to financial statements.

6

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Execution Services, Inc., formerly known as SAH, Inc. ("PES" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Chicago Stock Exchange. PES was incorporated on July 26, 2001. PES has no operations. PES is a wholly owned subsidiary of SAI Holdings, Inc. ("SAI") which is in turn a wholly owned subsidiary of Penson Worldwide, Inc. ("PWI").

Penson Financial Services, Inc. ("PFSI") is a broker-dealer registered with the SEC, a member of the Financial Industry Regulatory Authority ("FINRA"), and is licensed to do business in all fifty states of the United States of America. The Company has an agreement with PFSI to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Other Asset – Other asset represents stock in CHX, Holdings Inc. ("CHX") which was formerly a seat on the Chicago Stock Exchange. The carrying value of the stock approximates its fair value. The Chicago Stock Exchange de-mutualized and, as a result of the de-mutuzalization, the Company received 1,000 shares of stock in CHX. The Company periodically reviews the carrying value of its investment for possible impairment. As of December 31, 2009 the Company recorded an impairment charge of $11,500 as a result of an other-than-temporary impairment.

Income Tax - The Company is included in the consolidated federal and state returns filed by PWI. Due to the Company's insignificant operating income, no separate tax provision has been made by the Company.

Comprehensive Income – Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive loss is the same as the reported net loss for the year ended December 31, 2009.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued the *FASB Accounting Standards Codification* (the "Codification"), the single source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. The FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the changes in the Codification.

See accompanying notes to financial statements.

In April 2009, the FASB issued additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. Additionally, this guidance requires additional disclosures regarding fair value in interim and annual reports. The Company adopted this guidance for the year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes standards on events that occur after the balance sheet date but prior to the issuance of the financial statements. This guidance distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, it requires disclosure of the date through which subsequent events were evaluated. The Company adopted this guidance for the year ended December 31, 2009. The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2010, the date these financial statements were issued.

NOTE 3 – TRANSACTIONS WITH RELATED PARTIES

The Company's cash balance is invested in a money market account that is held in the Company's account with PFSI.

PFSI pays all expenses related to the Company's operations including audit fees and membership fees of the Chicago Stock Exchange which are estimated to be less than $10,000.

The $97,283 payable at December 31, 2009 to SAI was the amount paid for the seat on the former Chicago Stock Exchange.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $184,953 and was $84,953 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

NOTE 5 – SEC RULE 15c3-3

The Company handled no customer securities or accounts during the year ended December 31, 2009, and accordingly, is not subject to the requirements under SEC Rule 15c3-3 and is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii). The Company is also exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying notes to financial statements.

SUPPLEMENTARY INFORMATION

Penson Execution Services, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net Capital:

Total stockholder's equity .... $ 202,213

Deductions and/or charges:

Other assets .... (11,500)

Haircut .... (5,760)

Net capital... $ 184,953

Computation of Basic Net Capital Requirement:

Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness) .... $ 6,486

Minimum dollar net capital requirement of reporting broker-dealer .... $ 100,000

Net capital requirement (greater of above two minimum requirement amounts)......................... $ 100,000

Net capital in excess of required minimum .... $ 84,953

Aggregate indebtedness... $ 97,283

Ratio of aggregate indebtedness to net capital... 0.53 to 1

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.



BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder and Board of Directors
Penson Execution Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Execution Services, Inc. (the "Company"), a wholly owned subsidiary of SAI Holdings, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control Over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 26, 2010



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to Penson Financial Services, Inc.'s SIPC Assessment Reconciliation

Board of Directors
Penson Execution Services, Inc.
Dallas, Texas 75201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Penson Execution Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Penson Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Penson Execution Services, Inc.'s management is responsible for the Penson Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 26, 2010